24000616

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Washington, DC

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SEC FILE NUMBER
8-67335

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WJ Lynch Investor Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

535 Boylston St., Ste T2
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chris Stulb	617 247-7000	cstulb@wjlynch.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Marcum LLP
(Name – if individual, state last, first, and middle name)

53 State St., 17th Flr	Boston	MA	02109
(Address)	(City)	(State)	(Zip Code)

10/16/03	688
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher C. Stulb, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of WJ Lynch Investor Services, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public State of Florida
Karen Sommers
My Commission HH 101399
Expires 04/08/2025

Signature: [signature]

Title:
CFO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

WJ LYNCH INVESTOR SERVICES, LLC

Statement of Financial Condition

DECEMBER 31, 2023

WJ LYNCH INVESTOR SERVICES, LLC

Statement of Financial Condition

December 31, 2023

CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of **WJ Lynch Investor Services, LLC**

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of WJ Lynch Investor Services, LLC (the "Company") as of December 31, 2023 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2014.

Marcum LLP

Boston, MA
February 27, 2024

Marcum LLP ▪ 53 State St ▪ 17th Floor ▪ Boston, MA 02109 ▪ Phone 617.807.5000 ▪ **www.marcumllp.com**

WJ LYNCH INVESTOR SERVICES,LLC

Statement of Financial Condition

December 31, 2023

Assets

Cash	$ 22,024
Accounts receivable	1,115,067
Other current assets	13,778
Total Assets	**$ 1,150,869**

Liabilities and Member's Equity

Accounts payable	$ 77,323
Due to Parent	529,228
Total Liabilities	**$ 606,551**
Commitments and Contingencies (Note 4)	
Member's equity	544,318
Total Liabilities and Member's Equity	**$ 1,150,869**

The accompanying notes are an integral part of the financial statement.

WJ LYNCH INVESTOR SERVICES, LLC

Notes to the Financial Statement

December 31, 2023

Note 1 - **Business Operations and Summary of Significant Accounting Policies**

Business Operations
WJ Lynch Investor Services, LLC (the "Company"), a Delaware company operating in perpetuity, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulation Authority ("FINRA"). The Company markets and sells bank-owned and corporate-owned life insurance products and consulting services for executive benefit programs to its institutional clients.

The Company is a limited liability corporation located in Massachusetts and is a wholly owned subsidiary of WJL Associates, Inc. (the "Parent").

Basis of Accounting
The accompanying financial statement have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Management Estimates
The preparation of financial statement in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. The actual results could differ from the estimates made in the preparation of the financial statement.

Cash
Cash consists of cash held at banks. The carrying amount of cash approximates fair value. The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less.

Accounts Receivable
Accounts receivable represents amounts due from commissions, referral and consulting fees.

WJ LYNCH INVESTOR SERVICES, LLC

Notes to the Financial Statement

December 31, 2023

Note 1 - **Business Operations and Summary of Significant Accounting Policies – Continued**

Due to Parent
Due to Parent includes operating expenses owed to parent (see Note 2). The carrying amount of Due to Parent approximates fair value because of the short-term nature and duration.

Accounts Payable
Accounts payable includes operating expenses owed to third parties. The carrying amount of Accounts payable approximates fair value because of the short-term and duration.

Allowance for Credit Losses
The Company follows the Financial Accounting Standards Board's ("FASB") Accounting Standard Update ("ASU") 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments. This guidance requires entities to use a current expected credit loss impairment model based on expected losses rather than incurred losses. Under this model, an entity would recognize an impairment allowance equal to its current estimate of all contractual cash flow that the entity does not expect to collect from financial assets measured at amortized cost within the scope of the standard. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Management does not believe that an allowance is required as of December 31, 2023.

Note 2 - **Related Party Transactions**

Shared Expense Allocation Agreement
Through an agreement with the Parent, the Company is allocated certain operating expenses including occupancy, professional services, communications and data processing, advertising and employee benefits. The Company incurs 65% of the allocable expenses and the Parent incurs 35% of the allocable expenses. The allocation is derived from the percentage of revenue the Company represents of the total revenue of the Parent. The amount due to the Parent was approximately $529,000 as of December 31, 2023. It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among unrelated parties.

Note 3 - **Risks, Uncertainties and Concentrations**

Major Customers
During the year ended December 31, 2023, the Company had two insurance carriers that represented approximately 72% of the accounts receivable balance at December 31, 2023.

Concentration of Risk
The Company maintains cash balances in financial banking institutions, and, at times during the year, these balances may exceed the federally insured limit. Management monitors the financial condition of this banking institution, along with its balances in cash, to keep this potential risk at a minimum.

Subsequent Events

The Company has evaluated subsequent events through the date the financial statement was issued. There has been no material subsequent event that would require adjustment to, or disclosure in, the financial statement.

Risks and Uncertainties
There are a number of global externalities such as war, global recession or pandemics that may have bearing on the economy, our partners and customers. Due to the unknown nature, duration and magnitude of these global events, the impact on the Company's operations and liquidity is uncertain as of the issuance date of the financial statement. While there could ultimately be a material impact on operations and liquidity of the Company, at the time of issuance, the impact could not be determined.

WJ LYNCH INVESTOR SERVICES, LLC

Notes to the Financial Statement

December 31, 2023

Note 4 - **Commitments and Contingencies**

Indemnifications

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company's maximum exposure under these arrangements cannot be known; however, the Company expects any risk of loss to be remote.

Litigation and Claims

The Company may be subject to claims and litigation in the normal course of business. The Company is not aware of any pending or threatened litigation, claims or assessments or unasserted claims of assessments that would have a material adverse effect on the Company's financial statement.

Note 5 - **Net Capital**

The Company may be subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"). Pursuant to the Rule, the Company is required to maintain a minimum net capital of 6 2/3% of aggregate indebtedness as defined or $5,000 minimum dollar requirement, whichever is greater. As of December 31, 2023, the Company had net capital of $161,604, exceeding the minimum net capital requirement of $40,437 by $121,167. At December 31, 2023, the Company had a ratio of aggregate indebtedness to net capital of 3.75 to 1.